UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Appointment of Certain Director and Officer

As previously disclosed, effective on May 7, 2026, Mr. Jianguang Qian resigned from his positions as the chief financial officer of NFT Limited (the “Company”). Mr. Qian’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s accounting, operations, policies or practices.

On May 12, 2026, the Board appointed Mr. Yaobin Wang as the Company’s chief financial officer (“the CFO Appointment”) to fill the vacancy created by Mr. Jianguang Qian’s resignation.

In connection with the CFO Appointment, the Company entered into an employment letter with Mr. Yaobin Wang dated May 12, 2026 (the “Employment Agreement”), pursuant to which Mr. Yaobin Wang will receive an annual salary of $60,000 for his services as the Company’s chief financial officer.

Mr. Yaobin Wang previously served as the CFO of NFT Limited from July 10, 2023, to August 15, 2024. Since February 2022, Mr. Wang has served as Finance Director of Aiduo Nursing (Zhejiang) Co., Ltd. From December 2019 to December 2021, Mr. Wang served as Vice President of Shanghai Xingrong Auto Technology Co., Ltd. From August 2018 to December 2019, Mr. Wang served as Finance Director and Operation Data Director of Lvmama.com. From June 2017 to July 2018, Mr. Wang served as Director and CFO of SunMoon Food Company Limited (SGX: AAJ) and concurrently as Investment Director of Yiguo Group. From April 2015 to June 2017, Mr. Wang served as Finance Director of Yiguo Group. From September 2014 to March 2015, Mr. Wang served as Finance Director of Ymatou.com. From August 2013 to September 2014, Mr. Wang served as Senior Finance Manager of Baidu 91 Wireless Network Technology Co., Ltd. From September 2008 to July 2013, Mr. Wang served as Senior Auditor at Ernst & Young Hua Ming LLP, Shanghai. Mr. Wang has been pursuing a Finance MBA (FMBA) at China Europe International Business School (CEIBS) since September 2019. Mr. Wang received his bachelor’s degree in International Trade & Economy from Shanghai Jiao Tong University in 2008. Mr. Wang is a certified public accountant in China (CICPA) and the United States (AICPA).

There are no family relationships among Mr. Yaobin Wang, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing description of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the form of employment agreement furnished hereto as Exhibit 4.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Employment Agreement by and between the Company and Yaobin Wang dated May 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2026

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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